# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KALTURA INC, CIK 0001432133
CUSIP: 483467106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 860 Broadway, 3RD FLOOR, NEW YORK, New York (NY), 10003
Date of event which requires filing of this statement: 11/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000886982

## Reporting persons
- GOLDMAN SACHS GROUP INC: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 21,165; sole dispositive power 0; shared dispositive power 21,165; aggregate amount beneficially owned 21,165 (0% of the class)
- GOLDMAN SACHS & CO. LLC: type of reporting person: broker-dealer (BD), other (OO), investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 21,165; sole dispositive power 0; shared dispositive power 21,165; aggregate amount beneficially owned 21,165 (0% of the class)
- GSSG HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0
- SPECIAL SITUATIONS INVESTING GROUP II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: KALTURA INC
Address of issuer's principal executive offices: 860 Broadway, 3RD FLOOR, NEW YORK, NEW YORK, 10003.

## Item 2. Person Filing
Name of person filing:
THE GOLDMAN SACHS GROUP, INC.
GOLDMAN SACHS & CO. LLC
SPECIAL SITUATIONS INVESTING GROUP II LLC
GSSG HOLDINGS LLC
Address of principal business office or, if none, residence:
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Goldman Sachs & Co. LLC
200 West Street
New York, NY 10282

GSSG HOLDINGS LLC
200 West Street
New York, NY 10282

SPECIAL SITUATIONS INVESTING GROUP II LLC
200 West Street
New York, NY 10282
Citizenship:
THE GOLDMAN SACHS GROUP, INC. - Delaware
GOLDMAN SACHS & CO. LLC - New York
SPECIAL SITUATIONS INVESTING GROUP II LLC - Delaware
GSSG HOLDINGS LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s)to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit (99.2)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GOLDMAN SACHS GROUP INC: Sam Prashanth, Attorney-in-fact (11/12/2025)
- GOLDMAN SACHS & CO. LLC: Sam Prashanth, Attorney-in-fact (11/12/2025)
- GSSG HOLDINGS LLC: Sam Prashanth, Attorney-in-fact (11/12/2025)
- SPECIAL SITUATIONS INVESTING GROUP II LLC: Sam Prashanth, Attorney-in-fact (11/12/2025)